40 - 33

FRANKLIN TEMPLETON
INVESTMENTS

04008060

February 17, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Templeton Funds, Inc. (1940 Act No. 811-2781) and
Templeton Global Advisors Limited
Filing Pursuant to Section 33(A) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(A) of the 1940 Act, on behalf of Templeton Funds, Inc. (the "Fund") and Templeton Global Advisors Limited, is a copy of a Complaint filed by a shareholder of the Fund in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois, in the matter of Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarly situated v. Templeton Funds, Inc. and Templeton Global Advisors Limited (Case No. 03-L-2049). The Complaint was received on February 13, 2004.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (954) 847-2285.

Sincerely,

Robert C. Rosselot
Senior Corporate Counsel

Enclosure

cc: Mary Cole, Division of Investment Management
Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

2923-1

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY
(618) 692-6240
WWW.CO.MADISON.IL.US

ALIAS SUMMONS

PARISE JOSEPH JR AS TRUSTEE OF THE ICON MECHANICIAL
PLAINTIFF

VS.

CASE No. 2003 L 002049

TEMPLETON FUNDS INC
R/A MURRAY L SIMPSON
ONE FRANKLIN PARKWAY
SAN MATEO CA 94403-1906
DEFENDANT

TO EACH OF THE ABOVE NAMED DEFENDANTS:

You are hereby summoned and required to file an answer in this case, or otherwise file your appearance, in the office of the Clerk of this Court, within 30 days after this service of this summons, exclusive of the day of service. If you fail to do so, a judgment or decree by default may be taken against you for the relief prayed in the complaint.

This summons must be returned by the officer or other person to whom it was given for service, with endorsement thereon of service and fees, if any, immediately after service. If service cannot be made, this summons shall be returned so endorsed.

This summons may not be served later than 30 days after its date.

Witness: MATT MELUCCI the Clerk of said Circuit Court and the seal thereof, at Edwardsville, Illinois, this FEBRUARY 5, 2004

MATT MELUCCI
CLERK OF THE CIRCUIT COURT

(SEAL)

BY: Melodie Smith
Deputy Clerk

==

(Plaintiff's attorney or plaintiff if he is not represented by an attorney)

KOREIN TILLERY
GATEWAY ONE ON THE MALL
701 MARKET ST., SUITE 300
ST. LOUIS, MO 63101-1820

Date of Service:______________________, 20_____.
(To be inserted by officer on the copy left with the defendant or other person)

FILED
DEC 22 2003
CLERK OF CIRCUIT COURT #5
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

JOSEPH PARISE, JR., AS TRUSTEE OF THE ICON MECHANICAL CONSTRUCTION AND ENGINEERING 401K RETIREMENT SAVINGS PLAN, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	Cause No. 03-L-2049
TEMPLETON FUNDS, INC. and TEMPLETON GLOBAL ADVISORS LIMITED	)	
Defendants.	)	

COMPLAINT

Plaintiff, Joseph A. Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for his complaint against Defendants Templeton Funds, Inc. and Templeton Global Advisors Limited states as follows:

1. At all times relevant herein, Plaintiff Parise served as a Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan ("Icon Plan"). The Icon Plan is sponsored by Icon Mechanical Construction and Engineering, LLC. ("Icon Mechanical"). Icon Mechanical's principal place of business is within Madison County, in Granite City, Illinois. The Icon Plan was established by Icon Mechanical on October 1, 1997, to serve as a retirement savings vehicle for Icon Mechanical employees. At all times relevant herein, the Icon Plan has owned and held shares in Templeton Foreign for the purpose of long term investing in international securities.

2. Defendant, Templeton Funds, Inc. ("Templeton Funds"), is a Maryland corporation with its principal place of business in Fort Lauderdale, Florida. Templeton Funds is the registrant of the Templeton Foreign Fund ("Templeton Foreign"). Defendant Templeton Funds does business in the State of Illinois and is registered as a mutual fund in the State of Illinois. Defendant, Templeton Funds, has consented to the jurisdiction of Illinois courts. Defendant Templeton Funds at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the State of Illinois. Defendant Templeton Funds maintains investor relationships nationwide including with shareholders in the State of Illinois. Defendant Templeton Funds has significant contacts with Madison County and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

3. Defendant, Templeton Foreign Global Advisors Limited ("Templeton Advisor") is a Bahamas corporation with its principal place of business in Lyford Cay, Nassau, Bahamas. The day-to-day tasks associated with running the business of Templeton Foreign, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant Templeton Advisor has been contracted to serve as the investment manager for the Templeton Foreign Fund. As the investment manager for Templeton Foreign, Defendant Templeton Advisor selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant Templeton Advisor has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Templeton Foreign's business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant Templeton Advisor utilizes an interactive web site to

communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

4. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

5. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

6. The foreign securities purchased by Defendants' fund for its portfolio are principally traded in securities markets outside of the United States.

7. Open end mutual funds such as Defendants' fund have been tremendously successful in convincing investors such as Plaintiff to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

8. Shares of open end mutual funds are sold to investors such as Plaintiff at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

9. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

10. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time

11. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' fund portfolio are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

12. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, continuous trading of the world equity indexes, ADRs, foreign currency futures markets and the correlations between the value of the fund's securities and these benchmarks, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

13. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

14. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

15. Because many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' fund are stale and do not reflect price relevant information available subsequent to the foreign securities' last trades that will affect the value of such securities.

16. During the interval that elapses between the time that Defendants set the fund share NAV on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

17. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends,

and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

18. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

19. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

20. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

21. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern

time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

22. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

23. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

24. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

25. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

26. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

27. A significant portion of the underlying foreign securities in the Defendants' fund portfolio are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Price relevant information, such as the continuous trading of world equity market indexes, ADRs, and foreign currency futures, impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

28. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' fund shares is to buy shares on days when the United States market moves up and to

sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' fund on any particular business day. Because Defendants cannot buy or sell the foreign securities in the fund's underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

29. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' fund shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

30. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' fund shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

31. Shares in Defendants' fund can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

32. In addition to taking a windfall profits at the expense of fellow shareholders who are non-trading long term buy and hold investors, market timing traders dilute the ownership interests and voting rights of such fellow long-term shareholders.

33. Market timing traders pay cash to Defendants' fund when they purchase discounted shares. Market timing traders receive cash from Defendants' fund when they sell (redeem) their shares at a premium. Long term shareholders suffer a dilution of their equity interests and voting rights in both instances. When market timing traders are able to buy shares at a discount, long term contract holders suffer dilution because the cash received by the fund for each of the shares purchased is less than the per share value of the underlying foreign securities due to the stale pricing method utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, long term shareholders suffer dilution because the cash paid out by the fund for each of the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing method utilized by Defendants. In both instances, long term shareholders' equity interests and voting rights are diluted.

34. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets, world equity index market trading, ADRs, and foreign currency futures and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn risk free returns. Unlike other market timing based trading, market timers who trade Defendants' shares do not have to look into the future to time their purchases and redemptions of shares. Rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

35. Plaintiff bring this complaint as a class action against Defendants Templeton Funds, Inc. and Templeton Global Advisors Limited and pursuant to §5/2-801 et. seq., of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United

States who have held shares of Templeton Foreign for more than fourteen days. The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family members of any such person. Also excluded is any judge who may preside over this case.

36. Plaintiff is a member of the class and will fairly and adequately assert and protect the interests of the class. The interest of the Plaintiff is coincident with, and not antagonistic to, those of other members of the class. Plaintiff has retained attorneys who are experienced in class action litigation.

37. Members of the class are so numerous that joinder of all members is impracticable.

38. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis price relevant information available after the close of the exchange in which Templeton Foreign's portfolio of securities trade, but before the setting of the daily NAV, which was likely to change the value of the securities and the setting of their daily NAV;

ii. whether defendants failed to properly implement Templeton Foreign's portfolio valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement Templeton Foreign's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to protect Templeton Foreign's long term shareholders from market timing traders using fund shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of defendants to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

v. whether plaintiff and the class have been damaged and, if so,

vi. the extent of such damages.

41. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

42. The class action method is appropriate for the fair and efficient prosecution of this action.

43. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

COUNT I - NEGLIGENCE

Plaintiff Parise individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants Templeton Funds and Templeton Advisor, states as follows:

44. Plaintiff repeat and incorporate by reference paragraphs 1 through 43 as if fully set forth herein.

45. Defendant Templeton Funds operates Templeton Foreign as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

46. Defendant Templeton Advisor serves as the investment manager for Templeton Foreign. Defendant Templeton Advisor provides, among other things, portfolio management services and selects the securities for Templeton Foreign to buy, hold or sell. Templeton Foreign pays Defendant Templeton Advisor set fees based on the percentage of assets under management for managing Templeton Foreign's assets. Defendant Templeton Advisor's compensation and management of the Templeton Foreign are required to be reviewed and approved by Defendant Templeton Funds' board of trustees.

47. At all times relevant hereto, Plaintiff Parise has held shares in Templeton Foreign.

48. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in long term shareholders' equity interests and voting rights.

49. Defendants were negligent in one or more of the following ways:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which Templeton Foreign's portfolio of securities trade, but before the setting of the NAV, which was likely to change the value of the securities and the setting of their NAV;

ii. failing to properly adjust the value of Templeton Foreign's portfolio securities and the setting of their NAV's when price relevant information available after the close of the exchange on which the portfolio's securities trade, but before the setting of the NAV, indicated a change in the value of the securities;

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Templeton Foreign's shares at the expense of long term shareholders; and/or

iv. not knowing that closing prices for the foreign securities held by Templeton Foreign and used by defendants to calculate NAV for said fund did not represent current market value because inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchange on which those foreign securities trade closed and before defendants calculate NAV and share price.

50. As a direct and proximate result of the Defendants' negligence, Plaintiff Parise and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Templeton Foreign and Templeton Global Advisors Limited as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Templeton Foreign for a period of more than fourteen days during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suit, and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY AS TO COUNT I

COUNT II – WILFUL AND WANTON CONDUCT

Plaintiff Parise individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants Templeton Funds and Templeton Advisor, states as follows:

51. Plaintiff repeat and incorporate by reference paragraphs 1 through 48 as if fully set forth herein.

52. Defendants knew that the closing prices for the foreign securities held by Templeton Foreign and used by Defendants to calculate NAV for said Fund did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchange on which those foreign securities trade closed and before defendants calculated NAV and share price.

53. With utter indifference or conscious disregard for Plaintiff Parise's investment and the investments of similarly situated fund shareholders, Defendants breached their duties to Plaintiff Parise and similarly situated shareholders by, inter alia:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which Templeton Foreign's portfolio of securities trade, but before the setting of the NAV, which was likely to change the value of the securities and the setting of their NAV;

ii. failing to properly adjust the value of Templeton Foreign's portfolio of securities and the setting of their NAV when price relevant information available after the close of the exchange on which the portfolio's securities trade, but before the setting of the NAV, indicated a change in the value of the securities;

iii. failing to implement Templeton Foreign's portfolio valuation and share pricing policies and procedures; and/or,

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Templeton Foreign's shares at the expense of long term shareholders.

54. As a direct and proximate result of the Defendants' willful and wanton conduct, Plaintiff Parise and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Templeton Funds, Inc. and Templeton Global Advisors Limited as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Templeton Foreign for a period of more than fourteen days during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY AS TO COUNT II

Joseph Parise, Jr, as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all other similarly situated

KOREIN TILLERY, LLC

BY: ______________________
Stephen M. Tillery #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618.277.1180
Facsimile: 314.241.3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312.641.9750
Facsimile: 312.641.9751
E-mail: gzelcs@koreintillery.com

Eugene Barash #6280933
701 Market Street, Suite 300
St. Louis, Missouri 63101
Telephone: 314/241-4844
Facsimile: 314/241-3525

Bonnett, Fairbourn, Friedman
& Balint, P.C.
Andrew S. Friedman
Francis J. Balint, Jr.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: 602/274-1100

Attorneys for Plaintiff and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
DEC 22 2003
CLERK OF CIRCUIT COURT #5
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

JOSEPH PARISE, JR., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, Individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

TEMPLETON FUNDS, INC. and TEMPLETON GLOBAL ADVISORS LIMITED

Defendants.

Cause No. 03-L-2049

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

Further affiant sayeth naught.

Stephen M. Tillery
STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF St. Clair)

Subscribed and sworn to before me, a Notary Public, this 22nd day of December, 2003.

Charlotte Mabry
Notary Public

My commission expires:

"OFFICIAL SEAL"
Charlotte A. Mabry
Notary Public, State of Illinois
My Commission Exp. 06/21/2007

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
DEC 22 2003
CLERK OF CIRCUIT COURT #5
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

JOSEPH PARISE, JR., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, Individually and on behalf of all others similarly situated,	)
Plaintiffs,	)
vs.	) Cause No. 03-L-2049
TEMPLETON FUNDS, INC. and TEMPLETON GLOBAL ADVISORS LIMITED	)
Defendants.	)

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

Further affiant sayeth naught.

Stephen M. Tillery
STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF St. Clair)

Subscribed and sworn to before me, a Notary Public, this 22nd day of December, 2003.

Charlotte Mabry
Notary Public

My commission expires:

"OFFICIAL SEAL"
Charlotte A. Mabry
Notary Public, State of Illinois
My Commission Exp. 06/21/2007